Exhibit G




          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-         ); 70-________


               GPU,  Inc. ("GPU"),  100 Interpace Parkway,  Parsippany, New
          Jersey 07054, a registered holding company, and GPU Service, Inc. ("GPUS"), 100 Interpace Parkway, Parsippany, New Jersey 07054, GPU International, Inc. ("GPUI"), One Upper Pond Road, Parsippany, New Jersey 07054 and GPU Generation, Inc. ("GENCO"), 1001 Broad Street, Johnstown, Pennsylvania 15907, wholly owned non-utility subsidiaries of GPU, have filed an application pursuant to sections 663, 7, 9(a), 10, 13(b) and 15(b) of the Act and rules 45, 54, 90 and 91 thereunder.

               GPU proposes to engage, through one or more existing or newly-formed subsidiaries ("Energy Subsidiaries") in the business of brokering and marketing a variety of energy commodities, including, without limitation, electric power, natural gas, oil and coal, and to provide related services to customers.

               In particular, GPU proposes to engage in wholesale and retail power marketing on a national scale. GPU also proposes to provide related "value added" services to customers, such as fuel management, storage and procurement services. Although the Energy Subsidiaries might acquire physical assets that are necessary and appropriate to the conduct of such business, such as oil and storage facilities, gas reserves, gas pipeline facilities and coal, GPU represents that no Energy Subsidiary will acquire any assets if, as a result thereof, it would be or become an "electric utility company" or a "gas utility company" under the Act.

               GPU proposes that the Energy Subsidiaries be authorized to engage in such activities without regard to location or identity of customers provided that the customers will not include customers of the electric public utilities within the GPU System. GPU also states that the Energy Subsidiaries will not sell electric power at retail unless such sale is approved or allowed under applicable state law.

               It is anticipated that in the normal course of business the Energy Subsidiaries would take appropriate measures to hedge the risk associated with electric power and fuel purchase or sales contracts. Such measures could include matches between long-term firm or variable price electric power sales contracts and long-term firm or variable price fuel purchase contracts. The Energy Subsidiaries might also hedge fuel price risk through the purchase of fuel or fuel reserves or options on fuel reserves.

               In addition, the Energy Subsidiaries may use available hedging tools, such as gas futures contracts and options on gas

          futures, similar to those traded on the New York Mercantile Exchange, and gas and oil price swap agreements and other, primarily commodity based, derivative instruments.

               GPU might also offset price risk exposure under a purchase or sales contract through an opposite position to that purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk could also be limited through an appropriate mix of long-term and short-term contracts.

               Ultimately, the Energy Subsidiaries will seek to manage a "book" of various energy contracts involving purchases, sales and trades of oil, gas and electric power. The Energy Subsidiaries will seek to hedge the risk associated with these contracts through a combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools.

               GPU also seeks authorization for the Energy Subsidiaries to enter into arrangements with GPUS and GENCO to provide services and personnel in connection with their activities. GPUS and GENCO would charge the Energy Subsidiaries for such services at cost in accordance with Rules 90 and 91 under the Act. GPU also represents that no more than 5% of the employees of the GPU System would at any one time render services to the Energy Subsidiaries in support of their business activities.

               GPU and GPUI may acquire securities of one or more new Energy Subsidiaries in connection with the formation thereof. It is not expected that GPU and GPUI would, in the aggregate invest more than $20 million in the Energy Subsidiaries through December 31, 2000 either through the acquisition of securities or cash capital contributions.

               GPU also requests authority through December 31, 2000 to guarantee the debt and other obligations of any Energy Subsidiaries. Such obligations (other than guaranteed debt) may take the form of bid bonds or performance or other direct or indirect guarantees of contractual or other obligations. Such arrangements may be necessary in order for the Energy Subsidiaries to satisfy a seller or customer that they have the support for their contractual obligations. The maximum amount of debt and other obligations proposed to be guaranteed at any one time is $150 million.

               Debt financing of any Energy Subsidiaries which is so guaranteed will not exceed a term of 15 years and will bear interest and carry fees at negotiated rates based on prevailing market conditions.

               GPU represents will not seek recovery through higher rates to the customers of its electric utility subsidiaries in order to compensate GPU for any possible losses that may be sustained in connection with their activities or related investments in the Energy Subsidiaries or for any inadequate returns therefrom or thereon.
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               Interested persons  wishing to comment or  request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 19, 1996, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of services (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application, as filed or amended, may be granted and or permitted to become effective.

               For   the  Commission,   by  the   Division  of   Investment
          Management, pursuant to delegated authority.








































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